SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C.  20549



                             FORM 11-K



          [  ]   ANNUAL REPORT PURSUANT TO SECTION 15(d)
              OF THE SECURITIES EXCHANGE ACT OF 1934




            For the Fiscal Year Ended December 31, 1994







                   Commission File Number 1-4582





                      RALSTON PURINA COMPANY
                      SAVINGS INVESTMENT PLAN

                      RALSTON PURINA COMPANY
                        Checkerboard Square
                     St. Louis, Missouri 63164

                            RALSTON PURINA COMPANY SAVINGS INVESTMENT
 PLAN
                             STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
 BENEFITS
                                          December 31, 1994  -   (Dollars in
 Thousands)
                ---------------------------------------------------------
 ------------------------------------------

                       ESOP                 Ralcorp                 U. S.
 Partic-        Aggres- Growth Inter-
                        Preferred   RPG    CBG   Common Equity   Fixed  Gov't
 ipant           sive    and   national
                         Stock    Stock  Stock  Stock   Index  Income  Money
 Loan  Balanced Growth Income Growth
                          Fund    Fund    Fund   Fund   Fund    Fund   Market
 Fund    Fund    Fund   Fund   Fund   Total
                      -------------------------------------------------------
 ------------------------------------------
 Assets
 Investments,
   at fair value
 Short-term investments     $ 36,967 $    16               $     4 $    24
 $ 37,011
 Shares in Registered
   Investment Company        2,154      83 $   54 $  101  28,483  29,376 $8,758
 $11,287 $3,744 $7,251 $7,354   98,645
 Common stocks
   RPG Stock                          61,542
 61,542
   CBG Stock                                  2,384
 2,384
   Ralcorp Common Stock                              7,042
 7,042
 Preferred stock
   Allocated                 222,261
 222,261
   Unallocated               247,400
 247,400
 Insurance company
   contracts                                                        47,423
 47,423
 Notes receivable from
   participants
 $33,655                                33,655

                      --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
 Total Investments         508,782  61,641  2,438  7,143  28,487  76,823  8,758
 33,655  11,287  3,744  7,251  7,354  757,363

 Receivables
 Interest and dividends
   receivable                     12                                   412
 424
 Due from Ralston Purina Co.                                         5,386
 5,386
                 --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
 Total Receivables                12       0      0      0       0   5,798   0
 0       0      0      0      0    5,810
                       --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
    Total Assets           508,794  61,641  2,438  7,143  28,487  82,621  8,758
 33,655  11,287  3,744  7,251  7,354  763,173
                  --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
 Liabilities
 Current maturities of
   notes payable              80,235
 80,235
 Distributions payable            31      16                     4      24
 75
 Transfers due to (from)
   other funds                           (23)    (1)
 28                    (2)    (2)       0
 Accrued plan expenses                    10             1       4       1   2
 1                    1       20
 Notes payable               192,836
 192,836
 Interest payable             11,264
 11,264
                       --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
    Total liabilities       284,366       3     (1)     1       8      25      2
 28       1      0     (2)    (1) 284,430
                       --------- ------- ------ ------ ------- ------- ------ --
 ----- ------- ------ ------ ------ -------
    Net assets           $224,428 $61,638 $2,439 $7,142 $28,479 $82,596 $8,756
 $33,627 $11,286 $3,744 $7,253 $7,355 $478,743
                          ========= ======= ====== ====== ======= ======= ======
 ======= ======= ====== ====== ====== =======


 See notes to financial statements.


                                             RALSTON PURINA COMPANY SAVINGS
 INVESTMENT PLAN
                               STATEMENT OF NET ASSETS AVAILABLE FOR PLAN
 BENEFITS
                                              December 31, 1993  -   (Dollars in
 Thousands)
                    ---------------------------------------------------------
 ------------------------------------------

                               ESOP                                       U. S.
 Partic-          Aggres-  Growth  Inter-
                            Preferred    RPG    CBG    Equity    Fixed    Gov't
 ipant             sive     and    national
                              Stock     Stock  Stock    Index   Income    Money
 Loan   Balanced  Growth  Income  Growth
                               Fund     Fund    Fund    Fund     Fund     Market
 Fund     Fund     Fund    Fund    Fund Total
                  --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ----
 Assets
 Investments,
   at fair value
 Short-term investments     $     42  $    16         $     4  $    24
 $  86
 Shares in Registered
   Investment Company          3,151      229 $   11   32,301   27,487   $7,818
 $10,456  $2,999  $6,365  $5,476 96,293
 Common stocks-
   RPG Stock                           59,770
 59,770
   CBG Stock                                   3,021
 3,021
 Preferred stock-
   Allocated                 212,092
 212,092
   Unallocated               297,726
 297,726
 Insurance company
   contracts                                                    56,484
 56,484
 Notes receivable from
   participants
 $34,501                                     34,501

                   --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
 Total Investments           513,011   60,015  3,032   32,305   83,995    7,818
 34,501   10,456   2,999   6,365   5,476   759,973

 Receivables
 Contributions receivable      1,729
 1,729
 Interest and dividends
   receivable                                                      464
 464
 Due from Ralston Purina Co.                                     4,829
 4,829
                    --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
 Total Receivables             1,729        0      0        0    5,293        0
 0        0       0       0       0     7,022
                --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
    Total Assets             514,740   60,015  3,032   32,305   89,288    7,818
 34,501   10,456   2,999   6,365   5,476   766,995
                 --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
 Liabilities
 Current maturities of
   notes payable              50,326
 50,326
 Distributions payable            31       16               4       24
 75
 Transfers due to (from)
   other funds                            (32)    (2)     (26)     (20)
 84                       (4)                0
 Accrued plan expenses                      9      1                 1
 11
 Notes payable               247,400
 247,400
 Dividends payable             4,683
 4,683
                  --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
    Total liabilities        302,440       (7)    (1)     (22)       5        0
 84        0       0      (4)      0   302,495
                 --------- -------- ------ -------- --------  ------- ----
 ---- -------- ------- ------- ------- ---------
    Net assets              $212,300  $60,022 $3,033  $32,327  $89,283   $7,818
 $34,417  $10,456  $2,999  $6,369  $5,476  $464,500
                            ========= ======== ====== ======== ========  =======
 ======== ======== ======= ======= ======= =========


 See notes to financial statements.


                                 RALSTON PURINA COMPANY SAVINGS INVESTMENT
 PLAN
                        STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
                                       For the Year Ending December 31,1994
                                                        (Dollars in Thousands)


                  -----------------------------------------------------------
 -----------------------------------------------
                             ESOP                    Ralcorp        U. S.
 Partic-         Aggres-Growth  Inter-
                      Preferred  RPG      CBG    Common  Equity   Fixed  Gov't
 ipant            sive    and   national
                        Stock    Stock    Stock   Stock    Index  Income  Money
 Loan   BalancedGrowth Income  Growth
                      Fund     Fund    Fund     Fund    Fund    Fund   Market
 Fund    Fund    Fund   Fund    Fund    Total
                 ----------------------------------- -----------------------
 -----------------------------------------------
 Additions to Net Assets
  Attributed To
 Investment Income
  Interest                $    600                           $ 5,308 $  320 $
 2,282                                $  8,510
  Dividends                 34,268 $  1,660                  $   910
 $   506 $  197 $   435 $    96   38,072
  Net appreciation
   (depreciation) in fair
   value of investments              11,548 $(2,082)$  2,247    (730) (1,130)
 (581)  (218)   (541)    (94)   8,419
                   --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
                     34,868   13,208  (2,082)   2,247     180   4,178    320
 2,282     (75)   (21)   (106)      2   55,001
                   --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
 Contributions
  Employer                  35,606      183      46         214     384    369
 534    107     260     139   37,842
  Employee                  25,183    2,201     196      1,942   3,400    759
 42   1,559    745   1,164     826   38,017
                 --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------

                       60,789    2,384     242        0   2,156   3,784  1,128
 42   2,093    852   1,424     965   75,859

                   --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
     Total Additions    95,657   15,592  (1,840)   2,247   2,336   7,962  1,448
 2,324   2,018    831   1,318     967  130,860
                    --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------

 Reductions From Net
  Assets Attributed To

 Benefits paid       13,436    5,251     188      462   1,834   7,325    701
 1,804     560    120     493     322   32,496
 ESOP interest expense      23,545
 23,545
 Administrative expenses    151       24       1        2       8      25      4
 4      1       2       2      224
                    --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
     Total Deductions    37,132    5,275     189      464   1,842   7,350    705
 1,804     564    121     495     324   56,265

 Stock fund transfers                11,418          (11,418)
 0

 Transfers due to spin-off  37,029  (16,621)  (508) 4,672   6,262   7,908  1,444
 5,219   5,794  1,613   4,188   3,352   60,352

                   --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
     Total Transfers    37,029   (5,203)   (508)  (6,746)  6,262   7,908  1,444
 5,219   5,794  1,613   4,188   3,352   60,352
                  --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
 Net Increase (decrease)
   Prior to
   Interfund Transfers  21,496   15,520  (1,521)   8,529  (5,768) (7,296)  (701)
 (4,699) (4,340)  (903) (3,365) (2,709)  14,243

 Interfund Transfers   (9,368) (13,904)    927   (1,387)  1,920     609  1,639
 3,909   5,170  1,648   4,249   4,588        0
                   --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------

  Net Increase (Decrease)   12,128  1,616    (594)   7,142  (3,848) (6,687)  938
 (790)    830    745     884   1,879   14,243

 Net Assets Available
   For Plan Benefits

 Beginning of period       212,300   60,022   3,033     0  32,327  89,283  7,818
 34,417  10,456  2,999   6,369   5,476  464,500
                  --------- -------- ------- -------- --------------- ------
 ------- ------- ------ ------- ------- --------
 End of period       $224,428 $ 61,638 $ 2,439 $  7,142 $28,479 $82,596 $8,756
 $33,627 $11,286 $3,744 $ 7,253 $ 7,355 $478,743
                   ========= ======== ======= ======== ======= ======= ======
 ======= ======= ====== ======= ======= ========


 See notes to financial statements.


                         RALSTON PURINA COMPANY
                         SAVINGS INVESTMENT PLAN

                      NOTES TO FINANCIAL STATEMENTS


 NOTE 1 - Description of the Plan

 The following is a summary description of the Ralston Purina Company Savings Investment Plan (the Plan) and provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

 PLAN PURPOSE - The Plan was established for the purpose of enabling employees to enhance their long-range financial security through regular savings with the benefit of Ralston Purina Company (the
 Company) matching contributions.

 The Plan is subject to certain provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). However, benefits under the Plan are not eligible for plan termination insurance provided by the Pension Benefit Guaranty Corporation under Title IV of ERISA.

 PLAN PARTICIPATION - Participation in the Plan is open to substantially all regular sales, administrative, clerical and production employees of the Company and its designated subsidiaries who have one year of credited service. Effective March 1, 1995, the one year of credited service requirement is waived for participant contributions; however, one year of credited service is still required in order to receive the Company matching contribution. The leveraged employee stock ownership plan (ESOP) provision was available for participation beginning February 1, 1989, following the creation of the ESOP Preferred Stock Fund.

 PLAN CONTRIBUTIONS - Contributions to the Plan may be made equal to the lesser of $30,000 or 15% of their compensation for substantially all Plan participants. Subject to that limitation, participants may make basic contributions of 2% to 12% of their compensation, in 1% increments, on a pre-tax basis. For employees first hired before July 1, 1993, basic contributions not exceeding 6% of the participant's compensation will be matched 100% by the Company. This match may be modified at the discretion of the Company. For employees hired after July 1, 1993, after one year of service, the Company will match such basic contribution by initially contributing 20% of the maximum Company match, increasing in 20% increments for each additional year of service up to a maximum of 100% of the maximum Company match after five years of service. Employee contributions vest immediately while Company match contributions vest over a period of four years at a rate of 25% per year for each year of Company service.

 Participants may also, subject to the $30,000 or 15% limitation, make supplemental, unmatched contributions of 1% to 10% of their compensation, in 1% increments. Such contributions are made on an after-tax basis and are immediately vested. However, the Company has imposed on highly compensated employees a pre-tax contribution limit of 10% and a supplemental contribution limit of 4%.

 The Company made contributions to the Purina Employee Stock Ownership Plan for Sales, Administrative and Clerical Employees, and to the Purina Employee Stock Ownership Plan for Production Employees (collectively PAYSOP) with respect to compensation earned through December 31, 1986, equal to the Employee Stock Ownership Tax Credit (Credit) claimed by the Company for that period. The Tax Reform Act of 1986 eliminated the Credit for compensation accrued after December 31, 1986. The PAYSOP was merged into the Plan effective March 31, 1989. The PAYSOP's assets were transferred into the Ralston Purina Company Common Stock Fund and are being accounted for separately. Effective December 31, 1989 through December 31, 1993, the Company made an annual PAYSOP matching contribution to the Plan on behalf of each participant in the PAYSOP, in an amount equal to 20% of the participant's December 31, 1988 account balance. The participant was required to be employed by the Company or an affiliate on September 30 of each year in order to receive the Company PAYSOP matching contribution for that year. Such Company contributions are invested solely in the ESOP Preferred Stock Fund.

 PLAN INVESTMENTS - Beginning February 1, 1989, the participants' basic contribution of up to 6% of compensation and the Company matching contributions thereon are invested solely in the ESOP Preferred Stock Fund. The ESOP Preferred Stock Fund invests exclusively in Series A 6.75% ESOP Convertible Preferred Stock of the Company (Preferred Stock).

 Basic contributions in excess of 6% and supplemental contributions are invested by the Trustee in the investment funds offered by the Plan and selected by the participant. Participants can allocate the investment of these contributions to any of the investment funds maintained pursuant to the Plan except the ESOP Preferred Stock Fund. Investment is also not permitted in the Participant Loan Fund. As of April 1, 1994, the number of funds available for investment was increased and such funds are listed below (and on the financial statements).

 The following represents the total number of employees participating in the Plan and a breakdown of employee participation by fund at December 31:

                                                           Participants
                                                          1994     1993

          Total Plan Participants                        13,927   16,819
          Participant Loans                               5,283    5,539
                                                          =====    =====
          Participants by Investment Fund:
            ESOP Preferred Stock Fund                    11,797   14,803
            RPG Stock Fund                                9,881   11,803
            CBG Stock Fund                                9,253   11,370
            Ralcorp Common Stock Fund                     7,759
            Equity Index Fund                             3,424    4,121
            Fixed Income Fund                             6,250    7,379
            U. S. Government Money Market Fund            1,152    1,183
            Growth and Income Fund                        1,269    1,181
            Balanced Fund                                 1,483    1,425
            Aggressive Growth Fund                          955      861
            International Growth Fund                     1,108      758


 PLAN WITHDRAWALS, LOANS AND FORFEITURES - Plan withdrawals may be made prior to termination or retirement for cases of financial hardship or at the age of 59 1/2. Hardship distributions are limited to the amount required to meet the need created by the hardship and are made at the discretion of the Plan Administrator.

 Loans are available subject to the provisions of the Plan. Loans are limited to the lesser of $50,000 or 50% of the vested amount in the participant's account reduced by any excess of the highest outstanding loan balance during a twelve month period over the outstanding loan balance on the date of the loan. A note in the amount of the loan must be delivered to the Trustee, and, in the event of the participant's termination, the unpaid balance and accrued interest become due immediately and payable in full.

 Upon the participant's termination of employment, any Company matching contribution and the earnings thereon which are not vested will be forfeited, but will be restored if the participant again becomes an eligible employee within five years after termination. Forfeitures, net of amounts restored, are applied to reduce future Company contributions required under the Plan. Forfeitures were $231,000 and $203,000 for the years ended December 31, 1994 and 1993, respectively.

 PLAN ADMINISTRATION - The Plan is administered by the Company. Management of the Plan assets is under the direction of Ralston's Employee Benefit Asset Investment Committee (EBAIC). Members of the EBAIC are Company employees and are appointed by the Company's Chairman of the Board and Chief Executive Officer. Vanguard Fiduciary Trust Company is Trustee of the majority of the funds and assets of the Plan. Boatmen's Trust Company, however, serves as Trustee of the ESOP Preferred Stock Fund and certain other assets. As Trustees, Vanguard Fiduciary Trust Company and Boatmen's Trust Company have the authority to hold, manage and protect the assets of the Plan in accordance with the provisions of the Plan and their respective Trust Agreements.

 PLAN TERMINATION - The Company may, by action of its Board of Directors, terminate the Plan with respect to all participating companies. In case of such termination, participants shall be fully vested in Company matching contributions credited to their accounts and, subject to plan provisions and applicable law, the total amount in each participant's account shall be distributed to the participant or for the participant's benefit.


 NOTE 2 - Summary of Significant Accounting Policies

 The significant accounting policies followed by the Plan are described below:


 BASIS OF ACCOUNTING - The financial statements of the Plan are prepared using the accrual basis of accounting such that income and related assets, and expenses and related liabilities are recognized in the plan year to which they relate.

 INVESTMENTS - Investments are recorded at fair market value, based on closing prices on the last business day of the Plan year, or contract value. Realized gains and losses are determined using the average cost method. Interest income is recognized as earned and dividend income is recognized on the date of record.


 NOTE 3 - Ralcorp Spin-off

 On March 31, 1994, the Company effected a spin-off of the Human Foods Divisions and Ski Operations (Ralcorp Holdings, Inc.). The effect on the Plan includes primarily the transfer of the Ralcorp participants' plan assets to the Ralcorp Savings Investment Plan and the creation of a new stock fund (Ralcorp Common Stock Fund) in the Ralston Purina Company Savings Investment Plan. The addition of the Ralcorp Common Stock Fund is included on the Statement of Changes in Net Assets Available for Plan Benefits as a stock fund transfer from the Ralston-Ralston Purina Group Common Stock (RPG Stock) Fund to the Ralcorp Common Stock Fund of $11.4 million. The new fund was created to account for the issue of Ralcorp shares to participants in the RPG Stock Fund at the time of the spin-off.

 Plan participants had up to one year to transfer investments out of the Ralcorp Common Stock Fund and into other available investment funds. The Ralcorp Common Stock Fund was eliminated as of March 31, 1995, and any assets remaining in that fund were transferred to the U.S.
 Government Money Market Fund.

 As a result of the spin-off, the conversion rate of Preferred Stock was changed from 2.001 to 2.255 shares of RPG Stock for each share of Preferred Stock.


 NOTE 4 - Employee Stock Ownership Plan (ESOP) Provision

 The Company has authorized shares of Preferred Stock to be held by the Ralston Purina Collective Trust for Savings Investment Plans (ESOT).
 The ESOP Stock assets of the Plan are held in the ESOT. The shares have a guaranteed minimum value of $110.83 and are convertible into shares of RPG Stock and Ralston-Continental Baking Group Common Stock (CBG Stock). In accordance with provisions of the Certificate of Designation of the ESOP Preferred Stock, one share of Preferred Stock is convertible into 2.255 shares of RPG Stock and .4 shares of CBG Stock. As noted

 above, due to the Ralcorp Holdings, Inc. spin-off, the conversion rate was changed to 2.255 shares (from 2.001 shares) of RPG Stock for each share of Preferred Stock. As noted in the Subsequent Events Note 7, as of May 15, 1995, each outstanding share of CBG Stock was converted into .0886 shares of RPG Stock and there are no longer shares of CBG Stock outstanding. During the year, the Company redeemed shares of its Preferred Stock to meet ongoing share redemption requirements of the ESOP and 4,181,022 shares of Preferred Stock, of the 4,600,000 authorized, remain issued and outstanding as of December 31, 1994.

 Financing for the purchase of the Preferred Stock was provided from the proceeds of a $500 million 8.25% fixed rate, 10-year private placement issue (ESOP Notes) by the ESOT. Semi-annual payments of $36.9 million are payable June 30 and December 31 by the ESOT using the first 6% of employee basic contributions and Company matching contributions made to the Plan. Company contributions also include the $10.4 million and $6.0 million of additional employer contributions in 1994 and 1993, respectively, necessary to meet the debt service requirements of the leveraged ESOP's long-term debt. Payment of principal and interest on the ESOP Notes is unconditionally guaranteed by the Company.

 Shares of Preferred Stock are allocated to individual participants' accounts based on the total amount of basic matched and Company matching contributions divided by the guaranteed minimum value of the Preferred Stock. Dividends paid by the Company on the Preferred Stock that have been credited to participants' accounts may be used by the Plan to repay the ESOP Notes, and, if so, additional shares, equal in value to the dividends credited, will be allocated to the individual participants' accounts. If it is not necessary to use the dividends to repay the notes, the dividends will be paid directly, in cash, to the individual participants.


 NOTE 5 - Investments

 Attachments I and II summarize the costs, fair values and changes in fair values of Plan investments.


 NOTE 6 - Executive Life Guaranteed Investment Contracts

 The Fixed Income Fund of the Plan has primarily invested in guaranteed investment contracts (GIC's) issued by various insurance companies. One of the companies, Executive Life Insurance Company (Executive Life), was placed in conservatorship in April of 1991, and their GIC's were frozen at their April 11, 1991 valuation. Subsequently, Executive Life's net assets were transferred to Aurora National Life Assurance Company (Aurora).

 The EBAIC, based on its analysis and consultations with outside advisors, directed the Trustee to opt out of Aurora's rehabilitation/liquidation plan. Under the terms of the opt-out election, it is currently estimated that the Fixed Income Fund will receive approximately $11.8 million, or 84.5% of the $14 million claim for the two GIC's originally issued by Executive Life. The Company has communicated to employees that it will protect the Fixed Income Fund from losses solely with respect to the Executive Life GIC's. The contracts have been revalued to their net realizable values with the resulting difference reflected as Due From Ralston Purina Company in the Statement of Net Assets Available for Plan Benefits. As of December 31, 1994, $8.0 million has been received from Aurora against this claim.

 A prohibited transaction exemption was granted by the U.S. Department of Labor (DOL) effective June 30, 1992, regarding the procedures for providing the Company's protection. In addition, a request for a closing agreement was filed with the Internal Revenue Service (IRS) and was approved on November 11, 1992. This agreement sets forth favorable tax consequences for the restorative payments made by the Company as necessary to provide this protection. The first payments were made by the Company to the Fixed Income Fund and total approximately $.3 million.

 As of December 31, 1994 and 1993, the Executive Life GIC's represent approximately $3.5 million and $9.3 million of the total $47.4 million and $56.5 million of insurance company contracts within the Fixed Income Fund. The $3.5 million balance does not include the Trust's interest receivable from the Company of $2.9 million. The interest receivable represents the portion of the Executive Life interest that would have accrued on the contracts, less the Company advances and accrued interest on these advances. In accordance with the prohibited transaction exemption and closing agreement, these two contracts are treated as if they carry a floating interest rate which is reset quarterly based on the average yield-to-maturity of the current 2- and 3-Year Treasury notes, plus .32%. The applicable rate at December 31, 1994 was 6.7%.


 NOTE 7 - Subsequent Events

 On April 12, 1995, the Company and Interstate Bakeries Corporation (Interstate) jointly announced the signing of a definitive sales agreement for Interstate to acquire Ralston's wholly-owned subsidiary, Continental Baking Company. The Company also announced on April 12, 1995, it would exchange each outstanding share of CBG Stock for .0886 shares of RPG Stock as of May 15, 1995. The effect on the Plan is primarily that subsequent to the exchange of the CBG Stock, the CBG Stock Fund will no longer be an investment option in the Plan and there will no longer be shares of CBG Stock outstanding.

 As a result of the sale, the conversion rate of Preferred Stock was changed from 2.255 to 2.29 shares of RPG Stock for each share of Preferred Stock.

 After the CBC sale, that portion of the ESOP debt and unallocated ESOP Preferred Stock attributable to CBC participants will be transferred to a newly created CBC ESOT, along with the CBC participant account balances in the Ralston Purina Company Savings Investment Plan. Upon the receipt of a favorable IRS ruling, the unallocated ESOP Stock held by the CBC ESOT will be redeemed and the redemption proceeds applied to the payment in full of the ESOP debt held by the CBC ESOT. The CBC ESOT will then be terminated; the account balances will be fully vested and distributed to the participants.


 NOTE 8 - Income Tax Status

 The Plan has received a determination from the Internal Revenue Service that the Plan constitutes a qualified plan and that the trust is exempt from income tax under the Internal Revenue Code. The Plan was timely restated and resubmitted (March 31, 1995) to the IRS for a determination of its qualified status under the Internal Revenue Code of 1986, as amended. Participants' basic contributions, Company matching contributions and earnings of plan investments are not subject to federal income tax until distributed from the Plan. Supplemental contributions are made from a participant's after-tax compensation. Earnings related to these supplemental contributions are not, however, subject to federal income tax as long as they remain in the Plan.

 [CAPTION]

 ATTACHMENT I

                                RALSTON PURINA COMPANY SAVINGS INVESTMENT
 PLAN
                                                 EIN 43-0470580  PLAN NO. 140
                          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT
 PURPOSES
                                                 (000's except for share data)


                                                     December 31, 1994
 December 31, 1993
                                            -----------------------------------
 ----------------------------------
                                             Number of                  Fair
 Number of                  Fair
        Description of Investment           Shares/Units    Cost        Value
 Shares/Units     Cost      Value
        -------------------------           -----------  ----------  ----------
 ------------  ---------  ---------
                                                                            .
 Boatmen's Trust Company
  Employee Benefits Short-Term Fund         36,936,495   $  36,937   $  36,937 *
 10,704   $     11   $     11
 Centerland Short Term Investment Fund          74,460          74          74
 74,974         75         75
                                                          ---------   ---------
 --------   --------
   Total Short-term Investments                             37,011      37,011
 86         86

 Vanguard Money Market Reserve Fund -
   Prime Portfolio                           2,393,780       2,394       2,394
 3,391,108      3,391      3,391
 Vanguard Short Term Corporate Bond Fund     2,298,410      20,885      23,673
 2,270,258     22,931     22,772 *
 Vanguard Index Trust - 500 Portfolio          662,854      26,643      28,483 *
 736,962     29,208     32,301 *
 Vanguard Money Market Reserve Fund -
   Federal Portfolio                         8,758,130       8,758       8,758
 7,818,369      7,818      7,818
 Vanguard Wellington Fund                      582,078      11,811      11,287
 512,570     10,459     10,456
 Vanguard Explorer Fund                         87,341       3,946       3,744
 66,491      3,050      2,999

 Vanguard Windsor II Fund                      458,339       7,877       7,251
 373,529      6,493      6,365
 Vanguard International Growth Portfolio       547,548       7,070       7,354
 405,320      4,856      5,476
 Vanguard Investment Contract Trust Fund     5,702,613       5,702       5,701
 4,715,404      4,715      4,715
                                                          ---------   ---------
 --------   --------
   Total Investment in Shares
      In Registered Investment Company                      95,086      98,645
 92,921     96,293


 Ralston Purina Group Common Stock           1,379,081      55,836      61,542 *
 1,503,658     57,500     59,770 *
 Continental Baking Group Common Stock         635,856       4,050       2,384
 360,709      3,169      3,021
 Ralcorp Holdings, Inc. Common Stock           316,502       5,071       7,042
                                                          ---------   ---------
 --------   --------
     Total Investment in Common Stock                       64,957      70,968
 60,669     62,791

 Ralston Purina Co. Series A
  ESOP Convertible Preferred stock           4,237,667     469,661     469,661 *
 4,600,000    509,818    509,818 *

 Insurance Contracts - separate accounts
   American Inter Life Insurance Contract                    6,389       6,389
 7,050      7,050
   Cigna Insurance Contract                                  9,378       9,378
 9,599      9,599
   CNA Insurance Contract
 1,241      1,241
   Hartford Insurance Contract                               8,225       8,225
   Metropolitan Insurance Contract                           3,441       3,441
 3,668      3,668
   New York Life Insurance Contract                          5,006       5,006
 8,704      8,704
   Principal Insurance Contract                              4,669       4,669
 7,609      7,609
   Provident Insurance Contract                              6,850       6,850
 9,284      9,284
   Executive Life Insurance Contract                         3,465       3,465
 9,329      9,329
                                                          ---------   ---------
 --------   --------
                                                            47,423      47,423
 56,484     56,484


 Notes Receivable from Participants
       (7% to 9.5% interest)                                33,655      33,655 *
 34,501     34,501 *

                                                         ----------  ----------
 ---------  ---------
                                                         $ 747,793   $ 757,363
 $754,479   $759,973
                                                         ==========  ==========
 =========  =========


 * Investment represents 5% or more of the Plan's net assets at the beginning of the Plan year



                           ATTACHMENT II

           RALSTON PURINA COMPANY SAVINGS INVESTMENT PLAN
               NET CHANGE IN FAIR VALUE OF INVESTMENTS
                FOR THE YEAR ENDING DECEMBER 31, 1994
                               (000's)






 Investment in Shares in Registered Investment Company      $(3,295)

 Investment in Common Stock                                  11,714
                                                             -------
    Net Change in Fair Value                                $ 8,419
                                                             =======

                       REPORT OF INDEPENDENT ACCOUNTANTS

May 19, 1995


 To the Participants and the Plan Administrator of the Ralston Purina Company
 Savings Investment Plan

 In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of the Ralston Purina Company Savings Investment Plan at December 31,
 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan Administrator; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Plan Administrator, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

 Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                    PRICE WATERHOUSE
                                    ----------------------
                                    PRICE WATERHOUSE

                                    One Boatmen's Plaza
                                    St. Louis, Missouri
                                    63101



 Pursuant to the requirements of the Securities Exchange Act of 1934, Ralston Purina Company as Plan Administrator of the Savings Investment Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                RALSTON PURINA COMPANY

                                 C. S. SOMMER
                              By -----------------------------
                                 C. S. Sommer, Vice President
                                 and Director, Administration
                                 Ralston Purina Company

 June 23, 1995


                           Exhibit Index


 Exhibits
 --------
   23 Consent of Independent Accountants (provided electronically)